___________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 24, 2017

EQUUS TOTAL RETURN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	814-00098	76-0345915
(State or Other Jurisdiction	(Commission File	(IRS Employer
Of Incorporation)	Number)	Identification No.)

700 Louisiana Street, 48th Floor, Houston, Texas	77002
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 529-0900

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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Item 1.01 Entry into a Material Definitive Agreement.

On April 24, 2017, Equus Total Return, Inc. (“Equus” or the “Company”) entered into a Stock Purchase Agreement and Plan of Merger (“Merger Agreement”) with ETR Merger Sub, Inc., a newly-formed wholly-owned subsidiary of the Company, certain shareholders of U.S. Gas & Electric, Inc. (“USG&E”), and MVC Capital, Inc. (“MVC”) as a selling shareholder of USG&E and as representative of the selling USG&E shareholders. The transactions embodied in the Merger Agreement constitute a “Consolidation” as defined in the Company’s Plan of Reorganization within the meaning of Section 2(a)(33) of the Investment Company Act of 1940 (the “1940 Act”). The full text of the Merger Agreement is attached as an exhibit to this Current Report.

The Merger Agreement provides for a two-stage transaction to accomplish the Consolidation. The first stage of the Consolidation consists of the “Acquisition”, which is the acquisition of approximately 90% of the common and preferred stock of USG&E by the Company. The second stage of the Consolidation consists of the “Merger”, which is the merger of Merger Sub with and into USG&E. USG&E will survive the merger as a wholly-owned subsidiary of the Company and the separate corporate existence of Merger Sub will cease. After the completion of the Merger, the Certificate of Incorporation of Merger Sub in effect immediately prior to the effective time will be the Certificate of Incorporation of the surviving entity. After the completion of the Merger, the officers of USG&E immediately prior to the effective time will be the officers of the surviving entity and the individuals designated by the Company in accordance with the Merger Agreement prior to the closing of the Merger will be the members of the board of directors of the surviving entity.

Summary of the Merger Agreement

The Consolidation will result in USG&E becoming a wholly-owned subsidiary of the Company, and the operations of USG&E, as an energy services company, becoming the predominant operations of the consolidated companies.

Stage 1 – Acquisition of 90% of USG&E. The first stage of the Consolidation involves the Acquisition by the Company, from certain USG&E shareholders, including MVC (collectively, the “Initial Sellers”), of at least 90% of the common and preferred stock of USG&E. The closing of the Acquisition is referred to herein as the “Initial Closing”.

Stage 2 – Merger of Merger Sub with and into USG&E. The second stage of the Consolidation involves the Merger of Merger Sub with and into USG&E, with USG&E as the surviving entity. Notably, the stockholders of USG&E remaining after the Initial Closing will, as a result of the Merger, cease to be stockholders of USG&E and will instead have the right to receive their pro rata portion of the consideration paid by Buyer pursuant to the Merger Agreement and become stockholders of the Company.

Issuance of Consideration Shares. The aggregate consideration to be tendered by the Company to the stockholders of USG&E as part of the Consolidation consists of 32,606,539 newly-issued common stock of the Company (the “Common Consideration Shares”) and $40 million of newly-issued Series A Convertible Preferred Stock of the Company (the “Preferred Consideration Shares”), which will have the rights, designations, and preferences set forth in the Certificate of Designations attached as an exhibit to this Current Report. The Common Consideration Shares and the Preferred Consideration Shares (together, the “Consideration Shares”) to be issued in connection with the Acquisition will be sold pursuant to an exemption to registration under Section 4(a)(2) of the Securities Act of 1933, as amended. With respect to the issuance of Consideration Shares in the Merger, the Company will prepare, and the Company will file with the Securities and Exchange Commission (“SEC”), a registration statement on Form S-4.

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Change of Corporate Name. Upon completion of the Acquisition, the Company will change its corporate name from Equus Total Return, Inc. to “USG&E, Inc.”

Representations and Warranties. The Merger Agreement generally contains reciprocal representations and warranties of each of the Initial Sellers, USG&E and the Company that are typical for a public company merger, and are qualified by information contained in SEC filings made by any party to the agreement.

Conditions to Completion. The completion of the Consolidation is subject to the satisfaction or, to the extent legally permissible, the waiver of a number of conditions in the Merger Agreement, such as:

•	the absence of any injunctions, writs, or restraining orders enjoining the Acquisition, Merger or other transaction contemplated by the Merger Agreement;

•	the withdrawal of the Company’s election to be classified as a business development company under the 1940 Act;

•	the expiration of all applicable waiting periods under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, Delaware law, the Securities Exchange Act of 1934, or any other relevant governmental authority;

•	authorization from the Federal Energy Regulatory Commission in accordance with Section 203 of the Federal Power Act;

•	approval for listing of the Common Consideration Shares and the shares of the common stock issuable upon conversion of the Preferred Consideration Shares by the New York Stock Exchange;

•	the accuracy of certain representations and warranties concerning the Company, USG&E, and the stockholders of USG&E as set forth in the Merger Agreement;

•	the compliance of the Company, USG&E, and the Initial Sellers with all applicable covenants as set forth in the Merger Agreement;

•	the filing of certain notices and the receipt of certain consents to the Consolidation by USG&E;

•	the redemption of certain shares of preferred stock issued by USG&E; and

•	with respect to the Merger, the effectiveness of a Registration Statement on Form S-4 registering the Consideration Shares to be received by the Remaining USG&E Shareholders pursuant to the Merger.

Covenants. The Merger Agreement also contains mutual customary pre-closing covenants of the Company and USG&E, including covenants, among others, each to conduct their businesses in the ordinary course and in compliance in all material respects with all applicable laws and to refrain from taking certain actions without the other party’s consent.

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Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the completion of the Acquisition in any of the following ways:

•	by the mutual written consent of the parties to the Merger Agreement; and

•	by the Company, USG&E, or MVC as the “Sellers’ Representative” of the USG&E stockholders in certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 and is incorporated by reference into this report.

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, USG&E, MVC or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement (a) were made by the parties thereto only for purposes of that agreement and as of specific dates; (b) were made solely for the benefit of the parties to the Merger Agreement; (c) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (d) may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (e) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company, USG&E, MVC or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, USG&E, MVC or any of their respective subsidiaries or affiliates. Additionally, the representations, warranties, covenants, conditions and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that are filed with the SEC.

Other Agreements At the Initial Closing, MVC and the Company will enter into a Stockholder Agreement, pursuant to which the parties will agree that for a period of ten months following the Initial Closing, the Board of Directors of the Company will be comprised of nine (9) directors, (i) five (5) of whom shall be designated by MVC and (ii) four (4) of whom shall be the individuals who are currently members of the Board of Directors of the Company and set forth on Exhibit A thereto (the “Legacy Directors”) and certain other matters relating to the removal and replacement of the Legacy Directors during such period, subject to the terms and conditions of the Stockholder Agreement. A form of the Stockholder Agreement, which is incorporated herein by reference, is included as Exhibit M to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference into this report.

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In addition, at the Initial Closing, MVC and the Company will enter into a Lock-Up Agreement, pursuant to which MVC will agree for a period of twelve months following the Initial Closing not to transfer any of the Consideration Shares received by MVC, subject to the terms and conditions of the Lock-Up Agreement and certain exceptions as set forth in the Lock-Up Agreement. A form of the Lock-Up Agreement, which is incorporated herein by reference, is included as Exhibit H to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference into this report.

AMENDMENT TO SHARE EXCHANGE AGREEMENT

On April 24, 2017, in connection with the entry into the Merger Agreement, MVC and the Company entered into Amendment No. 1 to the Share Exchange Agreement, between the Company and MVC, dated as of May 14, 2014 (the “Amendment”), pursuant to which the parties agreed that the Company’s obligation to use reasonable best efforts to effect the events of reorganization as described in the Share Exchange Agreement are removed from the Share Exchange Agreement, provided that such Amendment is subject to termination in connection with the termination of the Merger Agreement in certain circumstances, as set forth in the Amendment, in which event the termination provided for in the Amendment will be deemed null and void and of no force or effect. The foregoing description of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, which is filed as Exhibit 2.2 to this Current Report on Form 8-K and incorporated by reference into this report.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 above is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Pursuant to the Merger Agreement, the Company approved the adoption of a Certificate of Designations with respect to the Preferred Consideration Shares to be issued to the USG&E stockholders in connection with the Consolidation described in Item 1.01 above. The Certificate of Designations will be filed with the Secretary of State of Delaware in connection with the Initial Closing. The full text of the Certificate of Designations is attached as an Exhibit to this Current Report.

Item 5.07 Submission of Matters to a Vote of Security Holders.

On April 24, 2017, holders of a majority of the outstanding common stock of the Company approved the following actions, which will become effective twenty days after mailing of an information statement to shareholders of the Company in accordance with the requirements of the Securities Exchange Act of 1934:

•                     Approval of, and authorization of the Company to execute, the Merger Agreement and related documents;

•                     Conditional upon the Initial Closing:

-	approval of the issuance of the Common Consideration Shares and the Preferred Consideration Shares;

-	approval of the amendment and restatement of the Company’s Certificate of Incorporation;

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-	approval of an increase in the number of shares of the Company’s authorized common stock from 50,000,000 to 100,000,000;

-	approval of the change of the Company’s corporate name to “USG&E, Inc.”;

-	approval of a change to the nature of the Company’s business to that of a retail and commercial energy services provider;

-	approval of a 3-for-1 reverse split of the Company’s outstanding shares of common stock; and

-	approval of the Company’s 2017 Equity Incentive Plan which provides for grants of common stock purchase options, restricted stock, stock appreciation rights, restricted stock units, performance shares, and stock bonuses to directors, officers, employees, consultants, and independent contractors of the Company and its subsidiaries who are deemed eligible for participation therein. The Company has reserved 650,000 shares of its common stock (following the effectiveness of the reverse split described above), for issuance under the Incentive Plan, which will terminate ten years from its effective date unless sooner terminated by the Company’s board of directors.

Item 8.01 Other Events.

On April 24, 2017, the Company issued a press release announcing its entry into the Merger Agreement. The text of the press release is included as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Proposed Transaction and Where to Find It

The proposed transaction involving the Company and USG&E will be submitted to the stockholders of USG&E for their consideration. In connection with the proposed transaction, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares to be issued in the proposed transaction. The Registration Statement will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement and other relevant materials (when they become available) and any other documents filed or furnished by the Company with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from the Company by going to its investor relations page on its corporate website at www.equuscap.com/investor.htm.

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Item 9.01 Financial Statements and Exhibits.

Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules, exhibits and similar attachments to the Merger Agreement have not been filed with this exhibit. The schedules contain various items relating to the representations and warranties made by the parties to the agreement. The exhibits contain the forms of various agreements and other documents to be executed and delivered by the parties upon the closing of the transaction. The Company agrees to furnish supplementally any omitted schedule, exhibit or similar attachment to the SEC upon request.

(d) Exhibits.

2.1	Stock Purchase Agreement and Plan of Merger, dated April 24, 2017, among Equus Total Return, Inc., ETR Merger Sub, Inc., and certain shareholders of U.S. Gas & Electric, Inc.
2.2	Amendment No. 1 to Share Exchange Agreement, dated April 24, 2017, between Equus Total Return, Inc. and MVC Capital, Inc.
3(i).1	Certificate of Designations of Series A Convertible Preferred Stock of Equus Total Return, Inc.
99.1	Press release issued on April 24, 2017 by Equus Total Return, Inc.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Equus Total Return, Inc.

Date: April 24, 2017	By: /s/ Kenneth I. Denos
Name: Kenneth I. Denos
Title: Secretary

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